SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of 2002 full year results

\

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 6, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

82

Presentation to financial analysts

2002 Full Year Results

3 months into "FT Ambition 2005"

March 5th, 2003

Disclaimer

CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about France Telecom (within the meaning of Section 27A of the US Securities Act of 1933). Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the "15 + 15 + 15" plan and the TOP program, France Telecom's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuation and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Télécom is contained in its filings on Form 20F with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Agenda

- Highlights: execution on all fronts
- Analysis of 2002 Results
- TOP program execution
- Key principles for growth
- Conclusions

Highlights: execution on all fronts

- Final Results above guidance, reflecting Q4 improvements
- Liquidity crisis behind us
- Ongoing portfolio restructuring
- Top is up and running
- Key principles for growth

Final results above guidance, reflecting Q4 improvements

	Dec 5, 2002 guidance	2002 actual
Revenues	+ 8 / 9%	+ 8.4%
EBITDA *	> 14.5 bn	14.9 bn
EBIT	-	6.8 bn
Capex	< 8 bn	7.4 bn
French GAAP net financial debt	< 70 bn	68 bn
Liquidity position**	6 bn	10.9 bn

* Operating income before depreciation and amortization.
** Credit lines undrawn + used and unused bank overdraft + marketable securities + cash and cash equivalent

Targets exceeded on all fronts

Liquidity crisis behind us

Euros in billions

Cash available at 2002 year-end *	10.9
Bond transactions, January & February 2003	6.3
Asset disposals announced **	c. 1
Cash available to repay debt	**18.2**
2003 Free Cash Flow available to repay debt	>3-4
Of which additional assets disposals	0-1
2004 Free Cash Flow available to repay debt	6
2003-2004 Potential Additional Sources of Funds	**9 - 10**
Total	**27.2 - 28.2**

* Credit lines undrawn + used and unused bank overdraft + marketable securities + cash and cash equivalent
** including Casema, Eutelsat and real estate

Company fully funded until end of 2004

Ongoing portfolio restructuring (1)

2002 write-off

- Mobilcom and NTL: Euros 8.9Bn
- December 5th announced write off: Euros 6.87Bn
  - Equant, Wind, OCSA
- Restructuring costs: Euros 0.49Bn
- Post December 5th strategic review: Euros 2Bn
  - Dutchtone, Ivory Coast,...
- **Total write-off for 2002: Euros 18.23Bn**

A realistic review of assets value

Ongoing portfolio restructuring (2)

- **Assets sales**
  - Completed in December: TDF, Panafon, Noos: euros 2Bn
  - Completed early 2003: Eutelsat, Casema: euros 0.9Bn
- **Assets restructured to meet the financial criteria**
  - Dutchtone
  - Orange Denmark
- **Assets closed or sold due to unsustainable competitive position**
  - Orange Sweden
  - Wanadoo Belgium
- **Minority held assets under discussion**
  - Wind

Assets portfolio review ahead of schedule

Top is up and running

TOP Program	End of February	Mid March	End of Q1
	➢ TOP program office set up ➢ All projects launched ➢ Detailed action plans for 2003 defined for each project ➢ Quick wins identified and launched	➢ Implementation of quick win projects ➢ Monitoring tools in place	➢ Q1 TOP results

Top implementation is on schedule

Key principles to drive growth:

- Excellence in all our business activities
- Innovation as a competitive advantage and a driver of growth
- Co-operation between our activities to better serve our customers needs

- EBITDA and EBIT 2003 growth over 10%
- Over euros 3Bn free cash flow to repay debt in 2003
- Seize opportunities in all our growth markets

A more resilient model than pure play

Analysis of 2002 results

- Group key figures
- Business segment analysis
- Consolidated accounts

Analysis of 2002 results

- Group key figures
- Business segment analysis
- Consolidated accounts

Group Key Figures (1)
(Actual figures)

Euros in millions	2001	2002	*02/01 % chg*	*Proforma % chg*
Revenues	43,026	46,630	*+ 8.4%*	*+ 2.9%*
EBITDA	12,320	14,917	*+ 21.1%*	*+ 18.1%*
EBITDA margins	28.6%	32.0%		
EBIT	5,200	6,808	*+ 30.9%*	*+29.6%*
EBIT margins	12.1%	14.6%		
OFCF *	4,229	7,475	*+ 76.8%*	*+ 129.5%*

* EBITDA minus Capex (excl. Mobile licenses)

Strong improvement of group margins

Group Key Figures (2)
(Actual figures)

Euros in millions	H2 2001	H2 2002	*H2 02/01 % chg*	*Proforma % chg*
Revenues	22,602	24,158	*+ 6.8%*	*+ 3.2%*
EBITDA	6,254	8,047	*+ 28.7%*	*+ 25.4%*
EBITDA margins	27.7%	33.3%		
EBIT	2,486	3,626	*+ 45.8%*	*+ 44.8%*
EBIT margins	10.9%	15.0%		
OFCF *	2,043	3,826	*+ 87.3%*	*+ 242.2%*

* EBITDA minus Capex (excl. mobile licenses)

Strong improvement in H2 due to group high reactivity

EBIT
(Actual figures)



Euros in millions
2,641
-16.1%
2,215
2,714
-8.4%
2,486
3,182
+13.9%
3,626
H1 2000
H2 2000
H1 2001
H2 2001
H1 2002
H2 2002

H2 2002 increase due to Q4 improvement

Operating free cash flow* (1)

Fixed-line voice and data services in France

Euros in millions



OFCF *
5,779
5,184
5,287
2000
2001
2002

* EBITDA minus Capex (excl. Mobile licenses)

Rebound in fixed-line cash flow
Cash engine status re-confirmed

Operating free cash flow* (2)

Other Group segments



Euros in millions
OFCF Orange
OFCF Wanadoo
OFCF Fixed International
- 2,238
-781
-162
-1,295
-68
- 983
-174
-741
+ 2,120
273
1,865
-18
2000
2001
2002

* EBITDA minus Capex (excl. Mobile licenses)

Positive OFCF for the rest of the Group excl. Wanadoo

Operating free cash flow* (3)

Developing a further engine of OFCF



Euros in millions
Fixed-line in France
Other Segments
Total Group
5,779
- 2,238
3,562
5,184
- 983
4,229
5,287
2,120
7,475
2000
2001
2002

* EBITDA minus Capex (excl. mobile licenses)

More than doubled in 2 years, + 77% in one year

Analysis of 2002 results

- Group key figures
- **Business segment analysis**
- Consolidated accounts

Results by segment

Euros in millions	Orange	Wanadoo	Fixed-line voice and data services in France	Fixed-line voice and data services outside France	Consolidated Group figures
Revenues by segment	17,085	2,075	22,379	9,806	46,630
Contribution to total Consolidated Revenues	*16,660*	*1,935*	*18,703*	*9,332*	
EBITDA	5,146	90	7,387	2,312	14,917
EBIT	2,782	- 6	3,959	209	6,808
CAPEX (*)	3,281	108	2,101	2,038	7,441
Operating free cash flow	1,865	- 18	5,287	273	7,475

(*) = excl. UMTS licenses

Contribution of all segments to Group margin improvement

EBIT growth by segment
(Actual figures)

Euros in millions

	2001	2002	% Change
Orange	1,440	2,782	93.2%
Wanadoo	- 153	- 6	NS
Fixed-line and Data Services in France	4,247	3,959	- 6.8%
Fixed-line and Data Services outside France	- 250	209	NS
Total Group	**5,200**	**6,808**	**30.9%**

Best group performance is at the EBIT level

Orange

Surge in operating free cash flow

Euros in millions



EBITDA
CAPEX
OFCF
+ 56.5%
5,146
- 2.2%
3,288
3,356
3, 281
1,865
-68
2001
2002

Orange OFCF now accounts to more than 25% of Group OFCF

Wanadoo

Targets achieved ahead of schedule

Euros in millions


EBITDA
CAPEX
OFCF
-64
111
-174
90
108
-18

Wanadoo close to OFCF breakeven

Fixed-line voice and data services in France:
Revenue Trends

Market share stabilized in Long Distance
Loss of market share under control in Local traffic



96.8%
86.0%
82.7%
82.0%
80.9%
Local
LD
64.6%
63.7%
63.8%
64.5%
64.3%
12/01
03/02
06/02
09/02
12/02

Eur 395 m cumulative ADSL revenues in 2002 (x 3.3 vs. 2001)



69
159
+ 90
265
+ 106
395
+ 130
Q1 2002
H1 2002
9 months 2002
Full year 2002

Growth areas gradually compensating for voice revenues decline

Fixed-line voice and data services in France

Operating FCF slightly improved despite revenue decrease in line with forecasts



Euros in millions
EBITDA
CAPEX
OFCF
7,902
2,718
5,184
- 6.5%
7,387
- 22.7%
2,101
+ 2.0%
5,287
2001
2002

OFCF under control through sustainable Capex and Opex streamlining

Fixed-line voice and data services outside France

Turnaround in OFCF in 2002



Euros in millions
EBITDA
CAPEX
OFCF
+ 98.5%
+6.9%
1,165
1,906
-741
2,312
2,038
273
2001
2002

International OFCF positive

Analysis of 2002 results

- Group key figures
- Business segment analysis
- Consolidated accounts

From revenues to EBIT

Euros in millions	2001	2002	% change	Proforma % chg
Revenues	**43,026**	**46,630**	*+ 8.4%*	*+2.9%*
Labour Costs	9,482	10,240		
Non Labour Costs and others	21,224	21,473		
EBITDA	**12,320**	**14,917**	*+ 21.1%*	*+ 18.1%*
as a % of revenues	*28.6%*	*32.0%*		
D & A	6,910	7,910	*+14.5%*	*+ 10.3%*
Special items (Early retirement plan)	210	199		
EBIT	**5,200**	**6,808**	*+ 30.9%*	*+ 29.6%*

Cost control fuels margin increase

From EBIT to income before tax, excluding exceptionals and goodwill amortization

Euros in millions

	2001	2002
EBIT	5,200	6,808
Net interest expenses	- 3,847	- 4,041
Changes in actuarial cost of early retirement plan	- 229	- 217
Net exchange losses / profit	- 337	136
Employee profit sharing	- 131	- 148
Equity in net income of affiliates	- 890	- 367
Income before tax, excluding exceptionals and goodwill amortization	- 234	2,172

Substantial improvement in profitability

Forex exposure

2002 revenue breakdown by currencies


GBP
USD
PLN
EUR

2002 Net Debt breakdown by currencies

Euros in millions	FT SA	Orange	TP Group	Others	Total
EUR	57,480	457	1,030	477	59,444
USD	1,259	250	486	321	2,316
GBP	231	2,660		-3	2,888
PLN	196		2,067		2,263
Others	1,068	126		-86	1,108
Total	60,234	3,493	3,583	709	68,019

74% of revenues in euros

FT 's subsidiaries mainly financed in their domestic currency

From income before tax, excluding exceptionals and goodwill amortization to net income

Euros in millions	2001	2002
Income before tax, excluding exceptionals and goodwill amortization	- 234	2,172
Income tax	2,932	- 2,499
Goodwill amortization	- 2,531	- 2,352
Exceptionals	- 9,161	- 18,227
Minority interest	714	170
Net income	- 8,280	- 20,736

Exceptional provisions and goodwill write-downs drive negative net income

Income taxes

Euros in millions	2001	2002
France Telecom SA tax group	3,861	(1,588)
Of which Carry Back	*1,630*	
*Of which Provision for Deferred Tax **		*(1,800)*
Orange SA tax group	(594)	(531)
Wanadoo SA tax group	(26)	68
Other subsidiaries in and outside France	(309)	(448)
Total taxes	**2,932**	**(2,499)**

* of which €1,602 Bn on P&L

Cash tax impact for 2002: euros (0.96) billion

Exceptional items

Euros in billions

	Lower range	Upper range		
H1 2002				
Mobilcom			7.290	Total H1 2002 9.339
NTL			1.663	
Others			0.386	
December 5th, hypothesis				
Equant	3.5	4.5	4.375	Total H2 2002 8.888
Wind	1	1.5	1.627	
OCSA	1	1	0.872	
Total	*5.500*	*7.000*	*6.874*	
Restructuring costs			*0.490*	
Strategic review post Dec. 5th				
Ivory Coast			0.343	
Dutchtone			0.212	
JTC			0.131	
UNI 2			0.192	
Connect Austria			0.132	
Others			0.514	
Total			*1.524*	
Total 2002 exceptionals			*18.227*	

Financing in 2002

Euros in billions	H2 2002	2002
Funds from operations	4.5	8.6
Change in working capital requirement	2.5	3.2
Net cash provided by operating activities	***7.0***	***11.8***
Net cash used in investing activities	***- 4.4***	***- 11.5***
ow FT shares buy back		***-5.0***
Changes in scope of consolidation, exchange rates, dividend paid and others	***- 0.9***	***- 4.9***
ow effect of changes in scope of consolidation	-0.3	- 4.4
Change in net debt	***+ 1.7***	***- 4.6***

Net Debt reduced to euros 68 Bn in H2 2002

Change in working capital analysis

	2002
Inventories	+ 0.3
Trade Accounts Receivable	+ 1.9
Trade Accounts Payable	- 0.4
Other creditors and debtors	+ 0.3
Carry back	+ 1.1
Total	+ 3.2

Improvement in working capital

Balance Sheet Highlights

Euros in billions

	2001	2002
Long Term Assets	104,337	92,740
of which goodwill	34,963	27,675
Currents Assets	23,021	13,847
of which Cash and cash equivalent	2,943	2,819
of which marketable securities	1,138	45



63,423
69,7
68,019
2001
H1 2002
2002

	2001	2002
Shareholders' equity	21,087	-9,951
Minority interests	8,101	9,780
Long term liabilities	63,206	61,876
of which financial long term debt	54,543	46,898
Current liabilities	34,964	44,882
of which financial current debt	12,961	23,985

Net debt: euros 68,019 Bn

Balance Sheet Highlights

Euros in millions

Consolidated shareholder's equity at December 31, 2001	**21,736**
2002 net losses	-20,736
Movements in capital	668
Movements in holding of own shares	-4,975
Appropriation of earnings	-1,056
Translation adjustment	-4,152
Other movements	-787
Consolidated shareholder's Equity at December 31,2002	**-9,951**

Parent Company Shareholder's Equity Positive: euros 8.6bn

Refinancing update

Date	Currency	Maturity	Amount	Cumulative amount (€bn)
11/12/02	EUR GBP	7 years 15 years	€ 2.5 Bn £ 250 Mn	2,500 2,884
15/01/03	EUR EUR EUR GBP	4.7 years 10 years 30 years 15 years	€ 1 Bn € 3.5 Bn € 1 Bn £ 250 Mn	3,884 7,384 8,384 8,763
06/02/03	EUR	30 years	€ 500 Mn	9,263
10/02/03	Refinancing of the tranche A of Feb. 2002 credit facility: EUR	3 years	€ 5 bn	14,263

On track to complete the first part of "15+15+15"

FT Group debt maturity 2003-2005 schedule(1)

Euros in billions



FTSA
Orange
TP
Others
5.1
4,7
3.0
2,7
3.3
3,1
Of which €2 Bn due January 1st 2004
4.1
3,5
3.7
3,5
1.7
1,4
0.8
0,5
3.5
2,5
13.4
13.2
Of which €10 Bn syndicated loan partly undrawn
0.2
0,1
0.7
0,5
5.7
5,3
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q405
2003: €15.5 Bn
2004: €9.7* Bn
2005: €20.0 Bn

* after syndicated loan refinancing

Average Debt Maturity from 4.0 years at the end of 2002 to 5.3 years at the end of February 2003

TOP Program execution

- Key points
- Update on TOP
- TOP indicators

TOP Program execution

- **Key points**
- Update on TOP
- TOP indicators

TOP PROGRAM - Key points

- **TOP is up and running**
  - Each Ex-com member has responsibility for several TOP projects
  - The TOP program office (monitoring, KPIs,…) reports directly to the CFO
  - All project managers appointed
  - Strong incentive scheme based on TOP goals
- **100 projects identified**
  - Savings result from capex cuts and optimizations (40%), opex cuts (40%), and other initiatives (20%)
  - Split by nature: 40% fixed line in France, 40% Orange, 20% rest of the group

First reviews of all TOP projects completed

TOP Program execution

- Key points
- Update on TOP
- TOP indicators

TOP PROGRAM - UPDATE on key projects

Sourcing

Sourcing program

- In depth review of demand & supply conditions
- About 90 categories identified with dedicated teams
- Three stages planned
- First stage (about 30 categories) already launched

Specific actions

- Quick hit actions towards 1,000 suppliers
- Business review completed with all major suppliers
- Request for proactive suggestions from suppliers to accelerate cash impact
- 3 types of interaction depending on the suppliers' size: one-to-one meetings, supplier forums or dedicated letters

Euros 3.5Bn committed savings over 2003 -2005 should be exceeded

TOP PROGRAM – UPDATE on key projects

Sourcing

Breakdown by function


IT
19%
Buyer
33%
Mktg/
Com
16%
Tech.
32%

Breakdown by division


Transpac
2%
Equant
9%
TPSA
1%
Wanadoo
5%
Orange
47%
FTSA
36%

Example of Core Teams: Technical Equipement

Commodity / Sub-commodity	Commodity Core Team			
	FT Buyers		FT Specifiers	
	Team leader	Entity	Team leader	Entity
Intelligent Network				
Mobile & Fixed switching Maintenace				
Routers Core, Rdge, CPE				
DSLAM				
ATM				
Copper Cables				

TOP PROGRAM - UPDATE
on key projects

Capex

- Capex management processes implemented in all divisions
- Detailed review of 2003 capex programs done
- Ability to manage growth capex reactively
- Identification of risk/opportunity in capex planning

Group target capex far below Euros 7Bn in 2003

TOP PROGRAM - UPDATE on key projects

Capex

- **Network & Carriers**
  - ADSL: Equipment prices down and more efficiently used
  - Switching: Reduced investment after E10-N1 upgrade in 2002
- **Orange France**
  - Synergies from a billing project having its perimeter redrawn
- **Orange UK**
  - UMTS roll-out (soft trial launch in London)
- **Equant and Orange**
  - More efficient use of FT Long Distance networks

TOP implemented throughout the group

TOP PROGRAM - UPDATE
on key projects

IT

- Group IT governance rules in place
- Full mapping of IT projects in all group
- Rationalization of data centers initiated
- Decrease of subcontracting rate
(from 50% in 2002 to around 45% in Q1 2003)
- Number of ongoing projects to be reduced by a third in 2003

IT savings will contribute to both Opex and Capex

TOP PROGRAM – UPDATE
on key projects

Marketing & communication

- **Advertising:**
  - Centralization of media planning in France
  - Group advertising committee created for quarterly review of investment
- **Sponsoring:**
  - Cancellation of certain sponsoring programs (F1, football contracts under review)
  - Group sponsoring committee in place
- **Mapping and review of divisional communication expenditures**

Euros 0.2Bn of targeted savings in 2003 confirmed

TOP PROGRAM - UPDATE
on key projects

Operating working capital

- Diagnosis and benchmarks established
- Actions launched in Q4 have delivered the expected results: working capital reduction of Euros 0.9Bn of which Euros 0.6Bn from receivables (mainly FTSA & Orange)
- Actions extended in 2003, with further potential for improvement, exceeding Euros 0.5Bn

Good progress on working capital reduction already achieved in Q4 2002

TOP PROGRAM - UPDATE on key projects

Operating working capital

- **Receivables**
  - Increase direct debit penetration for Fixed line in France.
    - Objective: reduce direct debit terms by 5 days for the parent company
  - Speed up the invoicing process by 2 days for FTSA.
  - Increase prepaid fixed-line offers to final customers.
- **Payables**
  - Implement strict rules to limit/refuse prepayment on new contract.
  - Re-negociate payment terms of suppliers (with terms below 60 days for France)
- **Inventories**
  - Improve forecasting processes with suppliers to reduce excess handset stock levels.

Good progress on working capital reduction already achieved in Q4 2002

TOP PROGRAM - UPDATE on key projects

Other projects

- in France:
  - Retail network and call centers optimization
  - Field operations: complete re-engineering of the order to delivery process initiated ; 100% of single intervention
  - Customer service: implementation of a new CRM and significant improvement of customer satisfaction; launch of “Self Care” tools
  - Non renewal of 10 major sites rental contracts.

TOP implemented throughout the group

TOP Program execution

- Key points
- Update on TOP
- TOP indicators

TOP PROGRAM – INDICATORS

- Capex per segment
- Opex per segment and per key items
- Working capital
  - Total group operating working capital
  - Evolution of average days of receivables per segment
- Quarterly highlights on key figures

Comprehensive cost indicators to monitor OFCF generation on a quaterly basis

Key principles for growth

- Roadmap
- Key principles to drive growth

Key principles to drive growth:
Telecom services market trends



Telecom services to GDP ratio
5,0%
4,0%
3,0%
2,0%
1,0%
UK
Germany
France
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005



Household spending
Tobacco
Sweets
Alcohol
Telecom services
Women apparel
Fruit & vegetables
Housing
Car
Food
0% 4% 8% 12% 16% 20%

1996-2001 : source: OECD, ex. France (Insee)
2002-2005 : sources: telecom markets: IDC+Gartner; GDP : OECD

Source: France 2001 (Insee)

Structural growth in communication usage

Roadmap: Fixed line, voice & data services in France

Pursuing an ARPU strategy

- Stimulate usage
- Develop ADSL (Euros 0.8-1bn of total group revenues in 2003)
- Grow data transmission revenues
- Stabilize ARPU per line

Stable revenues and cost cutting allow for margin improvement

Roadmap: Fixed line, voice & data services in France

- Stimulate usage of fixed voice communication through packaged offers
- Defend market shares in local and long distance with win-back programs
- Increase share of non traffic-sensitive revenues up to 60% of customers' bill by 2004

Mass market customers with traffic packages



50%
40%
30%
20%
10%
0%
2001
2002
2003
2004

Share of non traffic-sensitive fixed revenues
(telephony + internet access)



70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004

Source: France Telecom estimates

Roadmap: Fixed line, voice & data services in France

Aggressively move to broadband

Broadband penetration in Internet households and SMEs in France*


80%
60%
40%
20%
0%
18%
30%
43%
2002
2003
2004

** Source : France Telecom*

Over 2.8m ADSL lines targeted end 2003

Roadmap: Fixed line, voice & data services in France

Grow data transmission revenues

- **Common priorities:**
  - Larger bandwidth
  - Managed networks
  - IP everywhere
  - Wireless
- **Large corporations priorities:**
  - Security
  - Internet customer relationship
  - Messaging and hosting
  - Network outsourcing and integration
- **SMEs priorities:**
  - Intranet for SMEs

Data Transmission Services Revenues in France*



Euros in millions
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
2003E

* France Telecom revenues

Foster e-transformation of businesses

Roadmap: Fixed line, voice & data services in France

- Stabilize ARPU per line


Blended fixed line ARPU
Data services
Interconnection
Traffic
Broadband access
Subscriptions
+ traffic packages
2001
2002
2003
2004
2005

** Source : France Telecom*

Stable revenues will allow for better margins

Roadmap: Equant

- After the "new carriers" cleanup, Equant stands as a leader for global services
- Integration significantly reduces the cost base
- Ready to leverage its unique reach and product portfolio when the economy recovers
- Operating Free Cash Flow targeted positive in 2003

Roadmap: Orange

- Develop non-voice revenues: 25% of ARPU by 2005 in mature markets
- Increase voice ARPU as well
- Grow total ARPU: approaching turning point in France in 2003, established increase in UK ARPU

Share of data services



24%
20%
16%
12%
8%
4%
0%
2.6%
6.0%
9.5%
12.9%
16.5%
1999
2000
2001
2002
2003
2004

Source : Strategy Analytics (12/02), European Union

ARPU trends (blended)



France
UK As reported
Estimated impact of B&K exit
2001
2002
2003
2004

High single digit revenues growth anticipated

Roadmap: Orange

- Drive adoption and usage of existing and new communications services
  (e.g. voicemail, SMS, Instant Messaging)
- Launch WiFi offer
- Acquire new 2G/3G sites aggressively
- Launch full-scale 3G only when confident of customer satisfaction: UK soft trial launch, Lille/Toulouse tests in France

Good timing for UMTS should create value

Roadmap: Wanadoo

- Lead the development of broadband: market share and value
- Increase access flexibility: launch wireless ADSL offer in 2003
- Develop the Internet multimedia communication proposition: broadband portals
- Develop on-line revenues for Directories
- Revenue up by more than 25% in 2003

Rising profitability after breakeven in 2002
Leadership in key markets

Key principles to drive growth:
The way to achieve it

- Excellence in all our business activities
  - A family of brands sharing the same values
  - A demonstrated willingness to allow service & content providers to grow
- Innovation as a competitive advantage and a driver of growth:
  - we can better provide customers with easy-to-use services and help them move seamlessly from service to service
- Co-operation between our activities to better serve our customers needs:
  - we can understand all customers' expectations and better follow evolving needs

A more resilient model than pure play

Key principles to drive growth:
Innovation

- A unique capability to better understand customer needs and recreate continuity between communication environments
- An access for all business units to a 2,800 researcher strong R&D and integration capability
- A world class base of core competencies
- A strong experience working with partners

Innovation will be a decisive advantage for competitiveness

Key principles to drive growth:
Co-operation

- Delivering the core functionalities that allow customers to seamlessly use all services in the markets we serve


Mobile services
Reachability
Presence
Contacts list
Identity Authentication
Payment tools
Fixed services
Internet services

- Offering comprehensive distribution and assistance to customers
- Sharing competencies and processes

Co-operation is a leverage for our businesses

Key principles to drive growth:
Co-operation fueled by innovation

Mass market	Fixed	Mobile	Data / Internet
Continuity of voicemail	✓	✓	✓
SMS	✓	✓	
Home networks	✓		✓
Video-on-ADSL	✓		✓
Location-based services	✓	✓	✓
Payment solutions	✓	✓	✓
Single-sign-on		✓	✓
Content sharing		✓	✓
WiFi	✓	✓	✓
Security	✓	✓	✓

Key principles to drive growth:
Co-operation fueled by innovation

Business	Fixed	Mobile	Data / Internet
VPN	✓	✓	✓
iPBX/server/portal	✓		✓
IP Centrex	✓		✓
Giga Ethernet	✓		✓
WiFi	✓	✓	✓
Access to intranet applications (e.g. mail, workflow)		✓	✓
Multimedia call center	✓	✓	✓

Conclusion

- 2003 Guidance
  - + 3 to + 5% revenue growth
  - Double digit EBITDA and EBIT growth
  - Over 3 Bn euros free cash flow to repay debt

Presentation to financial analysts

2002 Full Year Results

3 months into "FT Ambition 2005"

March 5th, 2003

Appendix

Equity in net income of affiliates

Euros in millions	2001	2002
TP SA (consolidated from April 1st)	65	6
Eutelsat	-	70
BITCO / TA Orange Company	(58)	(80)
Wind	(358)	(305)
MobilCom	(178)	-
Telecom Argentina	(178)	-
Others	(183)	(58)
Total	**(890)**	**(367)**

Goodwill amortization

Euros in millions	2001	2002
Orange	- 1,584	1,371
Equant	- 388	-511
Wanadoo	- 245	-256
Others	- 313	-214
Total	- 2,530	- 2,352

Minority interests

Euros in millions	2001	2002
Orange	509	92
Wanadoo	90	46
Equant	127	185
TPgroup	-	(153)
Others	12	-
Total	714	170

TOP PROGRAM – INDICATORS

2002 Capex (excluding licenses) breakdown by segment

Euros in millions	FY 2002 Capex	FY 2002 Capex/sales
Orange	3,281	19.2%
Wanadoo	108	5.2%
Fixed line, Voice & Data Services in France	2,101	9.4%
Fixed line, Voice & Data Services outside France	2,039	20.8%
Group	**7,441**	**16.0%**

Capex / sales ratio forecast at around 13% in 2003

TOP PROGRAM - INDICATORS

2002 Group's Opex breakdown per key items

Euros in millions	FY 2002
Labour costs	**10,240**
Non Labour costs	**21,473**
o/w equipment purchases	*3,620*
o/w payments to carrier	*6,758*
o/w consulting, fees and non IT subcontracting	*1,640*
o/w advertising & communication	*1,232*

TOP PROGRAM – INDICATORS

2002 Group's Opex breakdown by segment

Euros in millions	*FY 2002*
Orange	10,204
Wanadoo	1,535
Fixed line, Voice & Data Services in France	12,798
Fixed line, Voice & Data Services outside France	7,176
Group	31,713

TOP PROGRAM – INDICATORS

2002 Group's DSO breakdown by segment

Operating working capital as of 12/31/2002: Euros – 4.5Bn

In days	*FY 2002**
Orange	58
Wanadoo	85
Fixed line, Voice & Data Services (France & outside France)	73
Group	68

** Based on contributive figures*